SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 21, 2017

InterContinental Hotels Group PLC

(Registrant’s name)

Broadwater Park

Denham, Buckinghamshire UB9 5HR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Item	Description
99.1	Impact of US Tax Cuts and Jobs Act Bill

Exhibit 99.1

21 December, 2017

InterContinental Hotels Group PLC

Impact of US Tax Cuts and Jobs Act Bill1

This announcement contains inside information.

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] notes the passage of the US Tax Cuts and Job Acts Bill1 (“the bill”) yesterday.

Initial estimates are that, as a whole, the enacted bill will reduce IHG’s group effective tax rate by mid to high single digit percentage points from 1 January 2018. In 2017, IHG’s group effective tax rate is still expected to be in the low 30s.

It is also expected that the measures outlined in the bill will result in a significant, exceptional tax credit in the financial year the bill is signed into law, which would be realised in cash terms over a long period from 2018.

Any updates will be provided at IHG’s 2017 Preliminary Results on 20 February 2018.

___________________________________

1 H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018”

For further information

Investor relations (Catherine Dolton):	+44 (0)7808 095597
Media relations (Yasmin Diamond; Zoe Bird):	+44 (0)7736 746167

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,300 hotels and more than 785,000 guest rooms in almost 100 countries, with more than 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCONTINENTAL HOTELS GROUP PLC
(Registrant)

Date:	December 21, 2017	By:	/s/ Keith Barr
		Name:	Keith Barr
		Title:	Chief Executive Officer